                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000


                           COMMISSION FILE NO. 1-15983



                      MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

                            (Full title of the plan)


                               ARVINMERITOR, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                Table of Contents

Financial Statements:

      Independent Auditors' Report                                         1

      Statements of Net Assets Available for Benefits
      as of September 30, 2000 and 1999                                    2

      Statements of Changes in Net Assets Available
      For Benefits for the years ended September 30, 2000
      and 1999                                                             3

      Notes to Financial Statements                                        4

      Schedule of Assets Held for Investment Purposes,
      September 30, 2000                                                   9

      Schedule of Reportable Transactions for the
      year ended September 30, 2000                                        10

Signatures                                                                 11

Exhibit:

      Independent Auditors' Consent                                        12

INDEPENDENT AUDITORS' REPORT

To the Meritor Automotive, Inc. Savings Plan and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Meritor Automotive, Inc. Savings Plan (the "Plan)" as of September 30, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2000 and 1999, and the changes in net assets available for benefits for the years ended September 30, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of September 30, 2000 and (2) reportable transactions for the year ended September 30, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Detroit, Michigan

March 26, 2001

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2000 AND 1999
-------------------------------------------------------------------------------


                                                      2000              1999
ASSETS:                                            $43,389,969       $36,187,082
  Investments (Note 3)

  Receivables -
  Employee contribution receivable                     424,573                --
  Employer contribution receivable                     260,350                --
                                                   -----------       -----------
     Total receivables                                 684,923                --
                                                   -----------       -----------

TOTAL ASSETS                                        44,074,892        36,187,082

LIABILITIES - Accrued expenses                         134,861                --
                                                   -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $43,940,031       $36,187,082
                                                   ===========       ===========

See accompanying notes to financial statements.

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2000 AND 1999
-------------------------------------------------------------------------------

                                                                                  2000                1999
                                                                              ------------        ------------
ADDITIONS :
  Employee contributions                                                      $ 11,956,318        $ 10,705,399
  Employer contributions                                                         7,100,069           6,089,135
                                                                              ------------        ------------
                                                                                19,056,387          16,794,534

  Net (depreciation) appreciation in fair value of investments (Note 3)        (10,297,302)          3,234,157
  Dividends and interest                                                         2,058,028             641,874
                                                                              ------------        ------------
                                                                                (8,239,274)          3,876,031
                                                                              ------------        ------------

          Total additions                                                       10,817,113          20,670,565

DEDUCTIONS:
  Benefits paid to participants                                                 (2,548,975)         (1,533,718)
  Administrative expenses                                                         (324,639)           (431,361)
                                                                              ------------        ------------
          Total deductions                                                      (2,873,614)         (1,965,079)

TRANSFERS                                                                         (190,550)          2,590,406
                                                                              ------------        ------------

          Net additions                                                          7,752,949          21,295,892

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of period                                                           36,187,082          14,891,190
                                                                              ------------        ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                                                 $ 43,940,031        $ 36,187,082
                                                                              ============        ============


See accompanying notes to financial statements.

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2000 AND 1999
-------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The following general description of the Meritor Automotive, Inc. Savings Plan (the "Plan"), as in effect at September 30, 2000, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    GENERAL - The Plan was established October 1, 1997. The Plan is a defined contribution savings plan covering all eligible employees of Meritor Automotive, Inc. and certain affiliated companies (the "Company"). Eligible employees may participate in the Plan as of the first day of the month following the completion of one month of employment. The Plan is administered by the Company's Employee Benefit Plan Committee and the Plan Administrator. The Trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

    On May 1, 1999, the York Employees Retirement Savings Plan and Asheville Employees Retirement Savings Plan were merged into the Plan. All assets were transferred into the Plan at fair value. This has been reflected as a transfer in on the statement of changes in net assets available for benefits for the year ended September 30, 1999.

    On November 30, 1999, the Company completed the sale of its Light Vehicle Systems Seat Adjusting Systems business to Dura Automotive Systems, Inc. ("Dura"). In March 2000, Plan assets related to certain employees of this business, covered by this plan, were transferred to a Dura sponsored employees savings plan. This has been reflected as a transfer out on the statement of changes in net assets available for benefits for the year ended September 30, 2000.

    On July 7, 2000, Meritor Automotive, Inc. merged with Arvin Industries, Inc. to become ArvinMeritor, Inc. The new company, ArvinMeritor, Inc., is now the Plan sponsor and administrator.

    CONTRIBUTIONS - Eligible employees may elect to contribute from 1% to 11% of their base compensation, by electing to defer receipt of compensation (pre-tax contribution) or authorizing deductions from compensation (after-tax contribution). Participants can elect to have their contributions invested in 5% increments in various investment funds.

    After a participant has completed 52 weeks of employment with the Company, the Company matches 75% of the participant's contributions up to 8% of the participant's base compensation. Company contributions may be in the form of ArvinMeritor, Inc. ("ArvinMeritor") common stock or cash invested in ArvinMeritor Common Stock, included in ArvinMeritor Stock Fund A.

    VESTING - Amounts attributable to participant contributions are fully vested at all times. Company contributions are fully vested after the participant has completed five years of service, or may vest sooner as described in the Plan document under certain circumstances.

    PLAN WITHDRAWALS - Amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59-1/2. Withdrawals prior to attaining age

    59-1/2 are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59-1/2.

    PAYMENT OF BENEFITS - On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in their account in either a lump-sum amount, or in annual installments over a period of ten years or less. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

    LOANS TO PARTICIPANTS - Participants may borrow from the Plan an amount not less than $1,000 and not greater than the least of (i) $50,000 less the amount of loans outstanding during the preceding 12-month period, (ii) amounts in the participant's accounts attributable to participant contributions, or (iii) one-half of the participant's vested account balance.

    Interest is charged at 1% over the prime rate, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. The loans are repaid through payroll deductions over periods generally not to exceed 60 months. Payments of principal and interest are reinvested under the participant's current investment election for new contributions.

    FORFEITURES - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture. Forfeitures are utilized to reduce Company matching contributions for the Plan year.

    GUARANTEED INVESTMENT CONTRACTS - The prior Stable Value Fund (discontinued April 1, 1999) held two guaranteed investment contracts. These funds were to remain so invested until expiration of the contracts or an interest guarantee under those contracts. At that time, they will be reinvested in the existing Stable Value Fund. These contracts guarantee the principal and fixed interest thereon for a specified period of time and accrue such fixed interest on a monthly basis.

    The detail of the two contracts is as follows. Note that the John Hancock contract expired on March 31, 2000, and the funds were reinvested in the Stable Value Fund.

                                                                            CONTRACT          CONTRACT
                                         GUARANTEED                          VALUE AT          VALUE AT
   ISSUING          PERIODS OF             ANNUAL         MATURITY         SEPTEMBER 30,     SEPTEMBER 30,
   COMPANY         CONTRIBUTION            RETURN            DATE              2000              1999
Prudential          April 1, 1998 -         5.82 %        April 2, 2001     $ 459,107         $ 507,369
                      March 31, 1999

John Hancock        October 1, 1997 -       6.70 %        March 31, 2000    $      --         $ 179,216
                      March 31, 1998

    The crediting interest rate for the guaranteed investment contracts equals the guaranteed annual return for the years ended September 30, 2000 and 1999.

    PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on a participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    PLAN TERMINATION - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, the interests of each participant with respect to Company contributions will vest immediately and be nonforfeitable.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

    INVESTMENT VALUATION - Investments, other than benefit-responsive investment contracts, are stated at fair value as measured by readily available market prices. Investments in contracts with insurance companies included in general accounts are stated at contract value, which approximates fair value. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals or administrative expenses charged by the issuer of the contract. Upon complete or partial termination of the Plan, investments held with insurance companies are subject to certain limitations, as provided by the investment contracts.

    SECURITY TRANSACTIONS AND INVESTMENT INCOME - Purchases and sales of securities are reported on a trade date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

    PLAN EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as provided by the Plan document.

    BENEFIT PAYMENTS - Benefits are recorded when paid.

    USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.  INVESTMENTS

    The following presents investments that represent 5% or more of the Plan's net assets.

                                                               SEPTEMBER 30
                                                       -----------------------------
                                                           2000              1999
    Mutual Funds:
    T. Rowe Price Growth and Income Fund               $12,405,792       $10,059,240
    T. Rowe Price Mid-Cap Growth Fund                    2,336,846                --
    Common Stock:
    ArvinMeritor *                                      10,771,689        11,280,040
    ArvinMeritor                                         5,687,609         6,269,509
    T. Rowe Price Stable Value Common Trust Fund         5,104,010         4,582,463


* Nonparticipant-directed

    For the years ended September 30, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                   SEPTEMBER 30
                                           ------------------------------
                                                2000              1999
     Common Stock                          $(10,795,244)       $2,516,332
     Mutual Funds                               497,942           717,825
                                           ------------        ----------

     Net (depreciation) appreciation       $(10,297,302)       $3,234,157
                                           ============        ==========


4.  NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

                                                                                     YEAR ENDED
                                                                                     SEPTEMBER 30
                                                                           --------------------------------
                                                                              2000                1999
    Net assets - ArvinMeritor/Meritor Common Stock Fund                   $ 10,771,689        $ 11,280,040

    Changes in net assets - ArvinMeritor/Meritor Common Stock Fund:
      Employer contributions                                                 6,839,719           6,089,135
      Net (depreciation) appreciation                                       (7,036,382)          1,671,795
      Dividends                                                                361,122             136,465
      Benefits paid to participants or beneficiaries                          (623,366)           (327,143)
      Administrative expenses and other                                        (49,444)           (158,490)
                                                                          ------------        ------------

    Total                                                                 $   (508,351)       $  7,411,762
                                                                          ============        ============

5.  TAX STATUS

    Management of the Plan believes that the Plan, as it is proposed to be amended, qualifies under Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes as of September 30, 2000. Management of the Plan will request a determination letter from the Internal Revenue Service. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.  SUBSEQUENT EVENTS

    Effective January 1, 2001, the Plan was amended to include various changes. The name of the Plan was changed to the ArvinMeritor, Inc. Savings Plan. The Plan year-end was changed from September 30th to December 31st. Eligible employees can now contribute up to 20% of pay, both before and after tax or a combination of both. The definition of eligible compensation has been modified to include both overtime and annual bonus. The participants are immediately eligible for company matching contributions and these matching contributions are immediately vested. The Company's participant match calculation was also amended. Contributions up to the first 3% of pay will be matched 100% in the Company stock. Participant contributions on the next 3% of pay will be matched 50% in the Company stock. The Company match for employees of a joint venture is payable in cash, calculated in the same manner. Investment fund options were revised to include the Janus Fund, which is part of the Large Cap Growth Fund. The Franklin Small Cap Stock Fund replaced the T. Rowe Price Small

    Cap Stock Fund. The PIMCO Total Return Fund replaced the T. Rowe Price U.S. Treasury Intermediate Fund.

    On January 1, 2001, all or a portion of four plans were merged into the ArvinMeritor, Inc. Savings Plan. These plans included: Meritor Heavy Vehicle Braking Systems Salaried Savings Plan, Arvin Industries, Inc. Savings Plan, Euclid Industries 401(K) Plan and the Euclid Industries Profit Sharing Plan.

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
SEPTEMBER 30, 2000
------------------------------------------------------------------------------


                                          DESCRIPTION OF INVESTMENT
       IDENTITY OF ISSUER,                 INCLUDING MATURITY DATE,
        BORROWER, LESSOR                  RATE OF INTEREST, COLLATERAL,                                              CURRENT
        OR SIMILAR PARTY                     PAR OR MATURITY VALUE                               COST                  VALUE
  *    T. Rowe Price                      International Stock Fund                          $    681,362          $    635,492

  *    T. Rowe Price                      Equity Index 500 Fund                                2,694,183             2,787,477

  *    T. Rowe Price                      Growth and Income Fund                              12,122,448            12,405,792

  *    T. Rowe Price                      Mid-Cap Growth Fund                                  2,086,402             2,336,846

  *    T. Rowe Price                      Small-Cap Stock Fund                                   619,162               669,201

  *    T. Rowe Price                      U.S. Treasury Intermediate Fund                        995,105               993,665

  *    T. Rowe Price                      Balanced Fund                                          338,881               346,494

  *    T. Rowe Price                      Stable Value Common Trust Fund                       5,104,010             5,104,010

       Prudential Life Insurance          Guaranteed Investment Contract
       Company of America                 April 2, 2001, 5.82%                                   459,107               459,107

                                          ArvinMeritor Stock                                  26,613,363            16,459,298

  *    Participant loans                  Rates recorded at 1% over prime
                                          rate, and maturities up to
                                          120 months                                           1,192,587             1,192,587
                                                                                            ------------          ------------

                                                                                            $ 52,906,610          $ 43,389,969
                                                                                            ============          ============

* Party-in-interest.

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 2000
-------------------------------------------------------------------------------

Series of transactions, when aggregated, involving an amount in excess of 5%

                                                                                                      (h)
      (a)                                                                                        CURRENT VALUE
   IDENTITY                                       (c)                (d)              (g)         OF ASSET ON
   OF PARTY                (b)                 PURCHASE            SELLING          COST OF       TRANSACTION            (l)
   INVOLVED        DESCRIPTION OF ASSET          PRICE              PRICE            ASSET           DATE               LOSS
T. Rowe Price      ArvinMeritor Stock        $ 18,051,261                                        $ 18,051,261
                   (16 purchases)

T. Rowe Price      Meritor Stock             $  5,244,422                                        $ 5,244,422
                   (48 purchases)

T. Rowe Price      Meritor Stock                                 $ 16,653,069     $ 16,816,511   $ 16,653,069        $ (163,442)
                   (87 sales)

                                   SIGNATURES


    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               MERITOR AUTOMOTIVE, INC. SAVINGS PLAN


                               By:  /s/ Richard D. Greb
                                    ----------------------------------------
                                    Richard D. Greb, Plan Administrator




March 28, 2001


                                       11